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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AMERICAN REPROGRAPHICS COMPANY
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
029263100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	029263100

1	NAMES OF REPORTING PERSONS Kumarakulasingam Suriyakumar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		637,984

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,137,782

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		637,984

WITH:	8	SHARED DISPOSITIVE POWER

		7,137,782

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,775,766

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.19%

12	TYPE OF REPORTING PERSON

	IN

Item 1(a) Name of issuer:
American Reprographics Company, a Delaware corporation
Item 1(b) Address of issuer’s principal executive offices:
1981 N. Broadway, Suite 385, Walnut Creek, CA 94596
Item 2(a) Name of person filing:
Kumarakulasingam Suriyakumar
Item 2(b) Address or principal business office or, if none, residence:
c/o American Reprographics Company, a Delaware corporation, 1981 N. Broadway, Suite 385, Walnut Creek, CA 94596
Item 2(c) Citizenship:
United States of America
Item 2(d) Title of class of securities:
Common Stock, $0.001 par value per share, of the Issuer (“Common Stock”)
Item 2(e) CUSIP No.:
029263100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: not applicable
Item 4. Ownership:
The percentages stated herein are based on a total of 45,227,156 shares of Common Stock outstanding as of December 31, 2008.
(a) Amount beneficially owned: 7,775,766 shares of Common Stock
(b) Percent of class 17.19%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 637,984 shares of Common Stock.
(ii)	Shared power to vote or to direct the vote 7,137,782 shares of Common Stock, of which: (a) 262,503 shares of Common Stock are owned by the Suriyakumar Family Trust. Mr. Suriyakumar and his spouse, as trustees of the Suriyakumar Family Trust, share voting power over all shares of Common Stock held by the Suriyakumar Family Trust, (b) 250,000 shares of Common Stock are owned each by the Suriyakumar 2008 Annuity Trust I and the Suriyakumar 2008 Annuity Trust II. Mr. Suriyakumar and his spouse, as trustees of the annuity trusts, share voting power over all shares of Common Stock held by the Suriyakumar 2008 Annuity Trust I and the Suriyakumar 2008 Annuity Trust II, (c) 5,684,842 shares of Common Stock are owned by Micro Device, Inc., in which Mr. Suriyakumar owns a 44% interest, and (d) 690,437 shares of Common Stock are owned by Dieterich Post Company, in which Mr. Suriyakumar owns a 37.4% interest. Mr. Suriyakumar disclaims beneficial ownership of the shares held by Micro Device, Inc. and Dieterich Post Company, except to the extent of Mr. Suriyakumar’s pecuniary interest therein, and the inclusion of such shares in this Schedule shall not be deemed an admission of beneficial ownership for any purpose.

(iii)	Sole power to dispose or to direct the disposition of 637,984 shares of Common Stock.
(iv)	Shared power to vote or to direct the vote 7,137,782 shares of Common Stock, of which: (a) 262,503 shares of Common Stock are owned by the Suriyakumar Family Trust. Mr. Suriyakumar and his spouse, as trustees of the Suriyakumar Family Trust, share voting power over all shares of Common Stock held by the Suriyakumar Family Trust, (b) 250,000 shares of Common Stock are owned each by the Suriyakumar 2008 Annuity Trust I and the Suriyakumar 2008 Annuity Trust II. Mr. Suriyakumar and his spouse, as trustees of the annuity trusts, share voting power over all shares of Common Stock held by the Suriyakumar 2008 Annuity Trust I and the Suriyakumar 2008 Annuity Trust II, (c) 5,684,842 shares of Common Stock are owned by Micro Device, Inc., in which Mr. Suriyakumar owns a 44% interest, and (d) 690,437 shares of Common Stock are owned by Dieterich Post Company, in which Mr. Suriyakumar owns a 37.4% interest. Mr. Suriyakumar disclaims beneficial ownership of the shares held by Micro Device, Inc. and Dieterich Post Company, except to the extent of Mr. Suriyakumar’s pecuniary interest therein, and the inclusion of such shares in this Schedule shall not be deemed an admission of beneficial ownership for any purpose.
Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

/s/ Kumarakulasingam Suriyakumar Kumarakulasingam Suriyakumar